K U T A K R O C K L L P THE OMAHA BUILDING 1650 FARNAM STREET OMAHA, NEBRASKA 68102-2186 402-346-6000 FACSIMILE 402-346-1148 www.kutakrock.com	ATLANTA CHICAGO DENVER FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS OKLAHOMA CITY PHILADELPHIA RICHMOND SCOTTSDALE WASHINGTON WICHITA

DALE DIXON

Dale.dixon@kutakrock.com

(402) 346-6000

February 21, 2014

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention: Ms. Kayla Florio

Re:	WFB Funding, LLC

Amendment No. 2 to Registration Statement on Form S-3

Filed February 7, 2014

File No. 333-192577, 333-192577-01 and 333-192577-02

Ladies and Gentlemen:

On February 18, 2014, the Securities and Exchange Commission (the “Commission”) issued an oral comment regarding the above-captioned registration statement on Form S-3 (the “Registration Statement”) that was filed on February 7, 2014, requesting that WFB Funding, LLC (the “Registrant”), provide the Commission as supplemental information pursuant to 17 C.F.R. Section 230.418 (“Rule 418”) copies of the transaction documents relating to the outstanding series of variable funding notes indicated on “Annex I – Other Securities Outstanding” to the form of prospectus supplement included in the Registration Statement, as well as a sample of a recent monthly servicer report delivered by the Servicer with regard to an outstanding series of term notes indicated on “Annex I – Other Securities Outstanding” to the form of prospectus supplement included in the Registration Statement. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

In response to the oral comment, the Registrant provided the Commission with copies of the following documents as supplemental information, which pursuant to Rule 418, is not required to be filed with or deemed part of and included in the Registration Statement:

•	Series 2008-III Indenture Supplement, dated as of July 14, 2008, among World’s Foremost Bank, as Servicer, Cabela’s Credit Card Master Note Trust, as Issuer, and U.S. Bank National Association, as Indenture Trustee, including any exhibits thereto;

•	First Amendment to The Cabela’s Credit Card Master Note Trust Series 2008-III Indenture Supplement, dated as of June 5, 2009, among World’s Foremost Bank, as Servicer, Cabela’s Credit Card Master Note Trust, as Issuer, and U.S. Bank National Association, as Indenture Trustee, including any exhibits thereto;

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Securities and Exchange Commission

February 21, 2014

•	Second Amendment to The Cabela’s Credit Card Master Note Trust Series 2008-III Indenture Supplement, dated as of May 12, 2010, among World’s Foremost Bank, as Servicer, Cabela’s Credit Card Master Note Trust, as Issuer, and U.S. Bank National Association, as Indenture Trustee, including any exhibits thereto;

•	Third Amendment to The Cabela’s Credit Card Master Note Trust Series 2008-III Indenture Supplement, dated as of March 7, 2011, among World’s Foremost Bank, as Servicer, Cabela’s Credit Card Master Note Trust, as Issuer, and U.S. Bank, National Association, as Indenture Trustee, including any exhibits thereto;

•	Series 2011-I Indenture Supplement, dated as of March 29, 2011, among World’s Foremost Bank, as Servicer, Cabela’s Credit Card Master Note Trust, as Issuer, and U.S. Bank, National Association, as Indenture Trustee, including any exhibits thereto;

•	Series 2011-III Indenture Supplement, dated as of September 15, 2011, among World’s Foremost Bank, as Servicer, Cabela’s Credit Card Master Note Trust, as Issuer, and U.S. Bank National Association, as Indenture Trustee, including any exhibits thereto;

•	First Amendment to The Cabela’s Credit Card Master Note Trust Series 2011-III Indenture Supplement, dated as of July 31, 2013, among World’s Foremost Bank, as Servicer, Cabela’s Credit Card Master Note Trust, as Issuer, and U.S. Bank National Association, as Indenture Trustee, including any exhibits thereto;

•	Class A Note Purchase Agreement, dated as of July 14, 2008, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, World’s Foremost Bank, as Servicer, the Commercial Paper Conduits from time to time parties thereto as Conduit Purchasers, the Financial Institutions from time to time parties thereto as Alternate Purchasers, the Financial Institutions from time to time parties thereto as Managing Agents, and Wachovia Capital Markets, LLC, as Agent for the Purchasers, including any exhibits thereto;

•	Amendment No. 1 to the Class A Note Purchase Agreement, dated as of June 5, 2009, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, World’s Foremost Bank, as Servicer, the Commercial Paper Conduits from time to time parties thereto as Conduit Purchasers, the Financial Institutions from time to time parties thereto as Alternate Purchasers, the Financial Institutions from time to time parties thereto as Managing Agents, and Wachovia Capital Markets, LLC, as Agent for the Purchasers, including any exhibits thereto;

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Securities and Exchange Commission

February 21, 2014

•	Amendment No. 2 to Class A Note Purchase Agreement, dated as of May 12, 2010, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, World’s Foremost Bank, as Servicer, the Commercial Paper Conduits from time to time parties thereto as Conduit Purchasers, the Financial Institutions from time to time parties thereto as Alternate Purchasers, the Financial Institutions from time to time parties thereto as Managing Agents, and Wells Fargo Securities, LLC (f/k/a Wachovia Capital Markets, LLC), as Agent for the Purchasers, including any exhibits thereto;

•	Amendment No. 3 to Class A Note Purchase Agreement, dated as of March 7, 2011, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, World’s Foremost Bank, as Servicer, the Commercial Paper Conduits from time to time parties thereto as Conduit Purchasers, the Financial Institutions from time to time parties thereto as Alternate Purchasers, the Financial Institutions from time to time parties thereto as Managing Agents, and Wells Fargo Securities, LLC (f/k/a Wachovia Capital Markets, LLC), as Agent for the Purchasers, including any exhibits thereto;

•	Amendment No. 4 to Class A Note Purchase Agreement, dated as of March 23, 2012, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, World’s Foremost Bank, as Servicer, the Commercial Paper Conduits from time to time parties thereto as Conduit Purchasers, the Financial Institutions from time to time parties thereto as Alternate Purchasers, the Financial Institutions from time to time parties thereto as Managing Agents, and Wells Fargo Securities, LLC (f/k/a Wachovia Capital Markets, LLC), as Agent for the Purchasers, including any exhibits thereto;

•	Class B and C Note Purchase Agreement, dated as of July 14, 2008, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, and World’s Foremost Bank, as Servicer, Class B Purchaser and Class C Purchaser, including any exhibits thereto;

•	Amendment No. 1 to Class B and C Note Purchase Agreement, dated as of June 5, 2009, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, and World’s Foremost Bank, as Servicer, Class B Purchaser and Class C Purchaser, including any exhibits thereto;

•	Amendment No. 2 to Class B and C Note Purchase Agreement, dated as of March 7, 2011, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, and World’s Foremost Bank, as Servicer, Class B Purchaser and Class C Purchaser, including any exhibits thereto;

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Securities and Exchange Commission

February 21, 2014

•	Class A Note Purchase Agreement, dated as of March 29, 2011, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, World’s Foremost Bank, as Servicer, the Commercial Paper Conduits from time to time parties thereto as Conduit Purchasers, the Financial Institutions from time to time parties thereto as Alternate Purchasers, the Financial Institutions from time to time parties thereto as the Managing Agents, and Bank of America, National Association, as Agent for the Purchasers, including any exhibits thereto;

•	First Amendment to Class A Note Purchase Agreement, dated as of March 26, 2013, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, World’s Foremost Bank, as Servicer and as Originator, and Bank of America, National Association, as Alternate Purchaser, Managing Agent and Agent, including any exhibits thereto;

•	Class B Note Purchase Agreement, dated as of March 29, 2011, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, and World’s Foremost Bank, as Servicer and as Class B Purchaser, including any exhibits thereto;

•	Class A Note Purchase Agreement, dated as of September 15, 2011, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, World’s Foremost Bank, as Servicer, the Commercial Paper Conduits from time to time parties thereto as Conduit Purchasers, the Financial Institutions from time to time parties thereto as Alternate Purchasers, the Financial Institutions parties from time to time parties thereto as Managing Agents, and Royal Bank of Canada, as Agent for the Purchasers, including any exhibits thereto;

•	Amendment No. 1 to Class A Note Purchase Agreement, dated as of July 31, 2013, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, World’s Foremost Bank, as Servicer, the Commercial Paper Conduits from time to time parties thereto as Conduit Purchasers, the Financial Institutions from time to time parties thereto as Alternate Purchasers, the Financial Institutions parties from time to time parties thereto as Managing Agents, and Royal Bank of Canada, as Agent for the Purchasers, including any exhibits thereto;

•	Class B Note Purchase Agreement, dated as of September 15, 2011, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, and World’s Foremost Bank, as Servicer and Class B Purchaser, including any exhibits thereto;

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Securities and Exchange Commission

February 21, 2014

•	Amendment No. 1 to Class B Note Purchase Agreement, dated as of July 31, 2013, among Cabela’s Credit Card Master Note Trust, as Issuer, WFB Funding, LLC, as Transferor, and World’s Foremost Bank, as Servicer and Class B Purchaser, including any exhibits thereto;

•	Monthly Payment Instructions and Notification to the Indenture Trustee delivered by the Servicer with regard to the Series 2013-II Notes and the February 18, 2014 distribution date; and

•	Monthly Noteholder’s Statement delivered by the Servicer with regard to the Series 2013-II Notes and the February 18, 2014 distribution date.

Please feel free to contact me at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ H. Dale Dixon, III

H. Dale Dixon, III